FORM 5
              U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, d.C. 20549
        ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and Address of Reporting Person 4. Statement for Month/Year
     Spilman, Robert H.                 December 1995
     Bassett Furniture Industries
     245 Main Street                    5. If Amendment, Date of Original
     Bassett, Virginia 24055                (Month/Year)

2. Issuer and Ticker or Trading Symbol  6. Relationship of Reporting Person
     Dominion Resources, Inc. (D)          to Issuer
                                        Director
3. IRS or Social Security Number of
   Reporting Person (Voluntary)
     ###-##-####

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security                    Common Stock
2.   Transaction Date                     (01)
3.   Transaction Code                     R
4.   Securities Acquired (A) or
       Disposed of (D)
     Amount                               71.407
     (A) or (D)                           A
     Price                                (01)
5.   Amount of Securities Beneficially
       Owned at End of Issuer's Fiscal Year    1,088.928
6.   Ownership Form:
     Direct (D) or Indirect (I)           D
7.   Nature of Indirect Beneficial Ownership

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Derivative Security         __________________
2.   Conversion or Exercise Price of
      Derivative Security                 __________________
3.   Transaction Date                     __________________
4.   Transaction Code                     __________________
5.   Number of Derivative Securities Acquired (A)
      or Disposed of (D)                  __________________
6.   Date Exercisable                     __________________
     Expiration Date                      __________________
7.   Title and Amont of Underlying Securities
     Title                                __________________
     Amount or Number of Shares           __________________
8.   Price of Derivative Security         __________________
9.   Number of Derivative Securities
      Beneficially Owned at End of Year   __________________
10.  Ownership of Derivative Security:
     Direct (D) or Indirect (I)           __________________
11.  Nature of Indirect Beneficial Ownership   __________________


Explanation of Responses:
(01) Acquired through the normal reinvestment feature of the Dominion Resources, Inc. Automatic Dividend Reinvestment and Stock Purchase Plan during 1995 at prices ranging from $36.00 to $41.25 per share.

Robert H. Spilman
2/13/96